July ___, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Jeffrey P. Riedler, Mary K. Fraser, Keira Ino, Oscar Young and Suzanne Hayes

RE:	Select Medical Holdings Corporation
Amendment No. 2 to the Registration Statement on Form S-4
File No. 333-133284
Ladies and Gentlemen:
          Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (Registration No. 333-133284). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 30, 2006 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the comments are included in this letter and are followed by the applicable response.
Risk Factors — page 13
1.	We have considered your response to comment 13, but we continue to believe that you need to disclose the limitations of your insurance. Please quantify the disclosure in this risk factor as we previously requested.
Response:
          The Company has revised the disclosure on page 19 of the Registration Statement to disclose the limitations of its insurance coverage.
Holdings is the sole obligor under the notes. Our subsidiaries, including Select, will not guarantee our obligation under the notes and do not have any obligations with respect to the notes .. . . page 19
2.	Please refer to the first full paragraph on page 21. Please clarify the confirmation contained in the last sentence of the paragraph. You say that Select had remitted to Holdings all of the funds it was permitted to remit under the credit agreement, but it is unclear what time period you are referring to. Does this statement mean that Select is not permitted to remit funds to Holdings at any time in the future? Or does it mean that Select remitted the maximum amount it could during the first quarter? In either case, please quantify the amount remitted. If Select is not permitted to

Securities and Exchange Commission
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remit funds to Holdings in the future, it would appear that you will need to make substantial revisions to the registration statement to explain how you will satisfy your obligations under the notes. Please revise the document accordingly.
          Response:
          The Company has revised the disclosure on page 21 of the Registration Statement to clarify that during the first quarter of 2006, Select remitted to Holdings approximately $15.7 million, the maximum amount permitted through that date under the terms of Select’s senior secured credit facility and senior subordinated notes. The Company has also revised the Registration Statement to state that it expects in the future Select will continue to remit to the Company the maximum amount permitted under the terms of Select’s senior secured credit facility and senior subordinated notes.
3.	We note the revisions made to this risk factor in response to comment 18. Please disclose the specific interest expense coverage and leverage ratios you are required to maintain and indicate whether you currently meet them.
          Response:
          The Company has revised the disclosure on page 23 of the Registration Statement to disclose the specific interest coverage ratio and leverage ratio that Select was required to maintain as of and for the period ended March 31, 2006 under its senior secured credit facility, and Select’s actual ratios as of and for the period ending on such date.
Management’s Discussion and Analysis of Financial Condition and Results ... — page 42
Regulatory Changes — page 44
4.	Regarding the HIHs and your response to prior comment 28, please disclose that you cannot predict with any certainty the impact on revenue or operating expenses at the hospitals being moved.
          Response:
          The Company has revised the disclosure on pages 46 and 66 of the Registration Statement to disclose that the Company at this time cannot predict with any certainty the impact on revenues or operating expenses at the hospitals being moved.
Insurance — page 47
5.	Please disclose your belief that no change in your estimates was reasonably likely, as you asserted in your response to prior comment 29.

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Securities and Exchange Commission
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Response:
          The Company has revised the disclosure on page 49 of the Registration Statement to disclose that as of March 31, 2006, the Company believed that no change to its estimates was reasonably likely.
Our Business — page 70
6.	We have considered your response to comment 31, but we are unable to agree with you. Please include a table indicating the name and location of each of your inpatient facilities. The table should also show the extent of utilization of each facility during each of the last three fiscal years.
Response:
          The Company has revised the disclosure on pages 87-89 of the Registration Statement to include a table indicating the name, location and number of beds of each of its inpatient facilities as of March 31, 2006. However, the Company respectfully submits that a table showing the extent of utilization of each inpatient facility during each of the last three years is not required by Item 102 of Regulation S-K would not provide information that is material to investors and would disclose competitively sensitive information. Item 102 requires the registrant to state briefly the location and general character of the principal plants, mines and other materially important physical properties of the registrant and its subsidiaries. No individual hospital or clinic owned by the Company is materially important to the business of the Company and its subsidiaries; therefore the Company continues to believe that disclosure regarding utilization rates of individual properties is not required under Item 102. Instead, the Company continues to provide on page 50 of the Registration Statement the collective occupancy rate for all of its inpatient facilities, which rate has remained relatively constant for the last five years. The Company believes that overall occupancy rate is the measure that is material to bond investors when analyzing the Company's ability to service its debt, and that the occupancy rate of any one facility, state or other geographical region is not material information.
Security Ownership of Certain Beneficial Owners and Management — page 97
7.	Please refer to footnote 3 and 7. It is unclear why the numbers of shares attributed to each entity are not the same in both footnotes. Please advise or revise as appropriate. In addition, please provide the first name of the “Mr. Cressey” referred to in footnote 3.
Response:
          The Company has revised prior footnote 7 (now footnote 6) to the beneficial ownership table on page 101 of the Registration Statement for Mr. Bryan Cressey to clarify that the shares listed for each of

Securities and Exchange Commission
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the entities in the footnote are in addition to shares owned by Mr. Cressey in his individual capacity. Because Mr. Cressey owns shares in his individual capacity, the beneficial ownership table attributes ownership of a higher number of shares to Mr. Cressey in his individual capacity than are attributed to Thoma Cressey Equity Partners (“TCEP”). The shares owned individually by Mr. Cressey are not attributed to TCEP in the beneficial ownership table, because TCEP does not have ownership or voting control over those shares.
          The Company has deleted the sentence that stated that “Mr. Cressey is a principal owner of Thoma Cressey Equity Partners Inc.”
8.	For each non-natural person included in the table, provide the name of the natural person possessing voting and investment authority over the shares attributed to that entity in the table.
Response:
          The Company has revised the disclosure in footnote 2 and footnote 3 to the beneficial ownership on pages 100 and 101 of the Registration Statement table to provide the names of the each of the natural persons who either individually or together possess voting and investment authority over the shares attributed to the entities listed on the beneficial ownership table.
9.	Please refer to footnotes 4, 5, 6, 10 and 14. Each of these footnotes indicates that the ownership figures in the table do not include a number of shares owned by a number of entities, but does not explain why the shares are not included in the table. Please revise the table to include all of these shares and revise each of the footnotes accordingly. In the alternative, explain to us why these shares are referred in the footnotes and why they are not included in the table. We may have further comment.
Response:
          The Company has revised the disclosure in the referenced footnotes to the beneficial ownership table on pages 100 and 102 of the Registration Statement to delete the references in such footnotes to shares that are not attributed to the corresponding individual on the beneficial ownership table.
10.	Footnote 14 is not tied to the ownership table and we are not able to determine what it refers to. Please revise the documents accordingly.
Response:
          Former Footnote 14 to the beneficial ownership table, now footnote 12 on page 102, is intended to provide information regarding the line to the beneficial ownership table entitled “All directors and executive officers as a group.” There are sixteen persons included in that group.

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The Company has revised the beneficial ownership table and related footnotes to clarify the presentation.
Consolidated Financial Statements, page F-1
Consolidated Statements of Operations, page F-5
1.	While we noted that you provided, on page F-30, an allocation of stock compensation expense recorded in the period from February 25, 2005 through December 31, 2005, we did not note an allocation for all periods with the expense or an allocation of long-term incentive compensation, as was contemplated by our prior comment 39. Please allocate both of these amounts, for all periods presented, on the face of your consolidated statements of operations, as Rule 5-03 of Regulation S-X appears to require the presentation of expenses based on their function, not based on their nature or the nature of the compensation exchanged.
Response:
          The Company has revised the presentation throughout the Registration Statement for all periods presented to allocate its stock-based compensation expense and long-term incentive compensation between cost of services and general and administrative expense.
Notes to Consolidated Financial Statements, page F-8
8. Stockholders’ Equity, page F-28
Preferred Stock, page F-28
2.	As both your disclosures in Note 8 and your response to prior comment 46 indicate that the preferred stock has a liquidation preference and is redeemable, please provide the disclosures required by paragraphs 6 through 8 of SFAS 129. Otherwise, please justify your belief that the disclosures required under these paragraphs do not apply to your preferred stock, as you stated in that response, and revise any existing disclosures that could appear to be inconsistent with the basis for your belief.
Response:
          The following is the Company’s analysis of the applicability of the disclosures required by paragraphs 6 through 8 of SFAS 129 with respect to the Company’s preferred stock (the applicable language from SFAS 129 is provided in italics, followed by the Company’s response):
6. An entity that issues preferred stock (or other senior stock) that has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares shall

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disclose the liquidation preference of the stock (the relationship between the preference in liquidation and the par or stated value of the shares). 3 That disclosure shall be made in the equity section of the statement of financial position in the aggregate, either parenthetically or “in short,” rather than on a per-share basis or through disclosure in the notes.
Analysis: The cash liquidation preference would equal the preferred stock value reflected on the face of the balance sheet. This amount reflects the initial purchase price of the preferred stock, accrued and unpaid dividends, less the amount of any special dividends that have been declared and paid. The Company has revised Note 8 on page F-29 to clarify this disclosure.
7. In addition, an entity shall disclose within its financial statements (either on the face of the statement of financial position or in the notes thereto):
a. The aggregate or per-share amounts at which preferred stock may be called or is subject to redemption through sinking-fund operations or otherwise; and
Analysis: The preferred stock may not be called by the Company and is not subject to redemption other than upon a change of control or an initial public offering, as disclosed on page F-29 of the Registration Statement.
b. The aggregate and per-share amounts of arrearages in cumulative preferred dividends.
Analysis: All preferred dividends are accrued through the date of the balance sheet. The amounts of the accrued dividends are disclosed in Note 8 on page F-28 of the Registration Statement.
Redeemable Stock
8. An entity that issues redeemable stock shall disclose the amount of redemption requirements, separately by issue or combined, for all issues of capital stock that are redeemable at fixed or determinable prices on fixed or determinable dates in each of the five years following the date of the latest statement of financial position presented.
Analysis: The preferred stock is not subject to redemption other than upon a change of control or an initial public offering, as disclosed on page F-29 of the Registration Statement.
          If you have any questions, please feel free to contact Carmen J. Romano at 215.994.2971 or the undersigned at 215.994.2621. Thank you for your cooperation and attention to this matter. Because the Company’s effectiveness deadline and the possible incurrence of penalty interest is rapidly approaching, a prompt response would be greatly appreciated.

Sincerely,

Stephen M. Leitzell, Esq.
cc: Michael E. Tarvin, Esq.

Securities and Exchange Commission
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Carmen J. Romano, Esq.